Deloitte.

Deloitte & Touche
The Phoenix Centre
George Street
Belleville
St Michael
Barbados W.I.

Tel: +1 (246) 430-6400
Fax: +1 (246) 430-6451
www.deloitte.com

February 17, 2009

To the British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Madams:

**Re: TransGlobe Energy Corporation (the "Company")**

We refer to the short form prospectus of the Company dated February 17, 2009 qualifying the distribution of 5,798,000 common shares of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 28, 2008 to the Shareholder of GHP Exploration (West Gharib) Ltd. on the following financial statements:

Balance sheet as at December 31, 2007; and

Statement of income, comprehensive income and retained earnings and cash flows for the year then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche